KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS
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(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

November 5, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Jay Ingram

Re:	Kinetic Concepts, Inc.
KCI USA, Inc.
Registration Statement on Form S-4
Filed October 1, 2012
File No. 333-184233

Dear Mr. Ingram,
This letter is being furnished on behalf of Kinetic Concepts, Inc., a Texas corporation (“Kinetic Concepts, Inc.”), and KCI USA, Inc., a Delaware corporation (“KCI USA, Inc.” and together with Kinetic Concepts, Inc., the “Issuers”) and the Guarantors listed in the Registration Statement (as defined below) (together with the Issuers, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2012 to Teresa A. Johnson, Vice President and Interim Chief Financial Officer of Kinetic Concepts, Inc., with respect to the Registrants' Registration Statement on Form S-4 (File No. 333-184233) (the “Registration Statement”) that was filed with the Commission on October 1, 2012.

The text of the Staff's comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Registrants' response to each of the numbered comments immediately below each numbered comment.
In addition, the Registrants are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Registrants' responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 1, all of which have been marked to show changes from the initial filing of the Registration Statement.
General

1.
Staff's comment: We note that you are registering the new 10.5% Second Lien Senior Secured Notes due 2018 and 12.5% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). With the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: In response to the Staff's comment, the Registrants have filed a supplemental letter stating that we are registering the exchange offer in reliance on the Staff's position contained in the Exxon, Morgan Stanley and Shearman & Sterling no-action letters and containing the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.
Staff's comment: It appears that LifeCell Corporation, one of the co-registrants, has not submitted the Form S-4 for filing on EDGAR. Please advise or otherwise ensure that each co-registrant has filed the registration statement on EDGAR.

Response: In response to the Staff's comment, LifeCell Corporation has submitted Amendment No. 1 to Form S-4 for filing on EDGAR.

3.	Staff's comment: Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

Response: The Registrants' note the requirement to provide updated financial information in certain future filings in accordance with Rule 3-12 of Regulation S-X.

4.	Staff's comment: Please provide a currently dated, signed auditors' consent with your next amendment.

Response: In response to the Staff's comment, the Registrants have caused a currently dated, signed auditors' consent to be filed with Amendment No. 1.

Prospectus Cover Page

5.
Staff's comment: Refer to Item 501(b) of Regulation S-K. Please limit the prospectus cover page to one page in accordance with Item 501(b) of Regulation S-K. In revising the cover, please ensure that the cover includes the disclosure related to broker-dealer prospectus delivery obligations.

Response: In response to the Staff's comment, the Registrants have caused the cover page of the prospectus to be limited to one page.

6.	Staff's comment: Please revise to indicate that Kinetic Concepts, Inc. and KCI USA, Inc. are issuing the securities as joint and several co-issuers.

Response: In response to the Staff's comment, the Registrants has revised the cover page to indicate that the Issuers are issuing the securities as joint and several co-issuers.

7.
Staff's comment: Please include the guarantees on the prospectus cover page as they constitute a separate security, the offering of which is covered by the registration statement. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose that the exchange notes will be guaranteed by the direct and indirect parent of the issuers, and certain existing and future wholly-owned subsidiaries of the ultimate parent, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Please address this comment elsewhere in the filing where you describe the terms of the guarantees.

Response: In response to the Staff's comment, the Registrants have revised the cover page, and elsewhere as appropriate, to clarify the guarantee of the exchange notes.
Non-GAAP Financial Measures, page ii

8.
Staff's comment: We note your disclosure that non-GAAP financial measures you present may not comply with the SEC's rules regarding non-GAAP financial measures and that some adjustments to “Adjusted EBITDA” would not be allowed under Regulation S-X. Please specifically tell us what non-GAAP financial measures and adjustments you are referring to. In addition, please explain your reference to Regulation S-X. In this regard, we note that Item 10 of Regulation S-K provides guidance on the presentation and disclosure of non-GAAP financial measures. We are unable to locate Adjusted EBITDA or other non-GAAP financial measures in your filing. Please clarify or remove this discussion from your filing.

Response: In response to the Staff's comment, the Registrants have removed the discussion of non-GAAP financial measures in Amendment No. 1 because no such measures were included in the filing.

Cautionary Statement Regarding Forward Looking Statements, page iii

9.
Staff's comment: We note that you “disclaim any obligation to update or alter these forward- looking statements...” Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page ii of the Registration Statement.

Market and Industry Data and Forecasts, page iii

10.
Staff's comment: We note your statements relating to industry and market data used in the prospectus, specifically the disclosure indicating that there can be no assurance as to the accuracy or completeness of such market and industry data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in your filing. Please revise.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page ii of the Registration Statement.

11.	Staff's comment: If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for a fee.

Response: The Registrants confirm that the market and industry data contained in the Registration Statement is generally available to the public and was not commissioned by the Registrants for a fee.

12.
Staff's comment: We note your disclosure in the second paragraph of your “Innovation” disclosure on page 5. You refer to a “major KCI funded” study and to specific statements made by Dr. Cheatham during the August 12, 2011 World Congress. It appears that you include in the prospectus information which is based on a research study prepared for you by a third party. In addition, it is unclear to whom the statements made by Dr. Cheatham are attributable to. To the extent that the findings of the study and Dr. Cheatham's statements constitute expertized disclosure, please tell us what consideration you have given to naming the third party in the registration statement, and filing the third party's and Dr. Cheatham's consents as exhibits pursuant to Section 7 of the Securities Act of 1933, as amended, and Securities Act Rule 436.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 5 of the Registration Statement.

13.
Staff's comment: With respect to the following factual statements, please tell us whether the source of the information is management's belief, industry data, general articles, or another source. To the extent certain information is derived from industry data, general articles, or another source, please provide us, with copies of these sources marked to highlight the information you are using to support your disclosure. Refer to the following examples:

•	“With more published clinical evidence than any competing offering, V.A.C. Therapy has been selected by prescribers as the treatment of choice for approximately 6,000,000 patients worldwide.” [page 1]

•	The excise tax imposed by PPACA will result “in an anticipated cost to the medical device industry of up to $20 billion over the next decade.”[page 16]

•	“LifeCell division holds a leading share in the U.S. Regenerative Medicine breast reconstruction and challenging hernia segments.” [page 88]

•	“demand for AlloDerm continues to be strong in the United States in light of a demonstrated physician preference for AlloDerm…” [page 104]

Response: In response to the Staff's comment, the Registrants have included copies of these sources highlighted as supplemental materials to this letter.

Corporate Organization, page 6

14.
Staff's comment: Please include a diagram that depicts your current organizational structure. In addition, please disclose here or in another appropriate section whether KCI USA is a sister corporation to, or a subsidiary of, KCI and briefly discuss the nature of the business conducted by KCI USA.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 7 of the Registration Statement.
Sale of Therapeutic Support Systems Assets, page 7

15.	Staff's comment: Please disclose the terms of the asset purchase agreement with Getinge AB, including what you intend to do with any sales proceeds you receive.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 9 of the Registration Statement.
Risk Factors, page 14
We face significant and increasing competition, which would adversely affect our operating results, page 14

16.	Staff's comment: Please revise to provide a timeframe during which your NPTW patents expire.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 16 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

17.	Staff's comment: Please explain to us whether your updated financial statements will reflect TSS in discontinued operations based on the provisions of ASC 205-20.

Response: Our financial statements for the quarterly period ended September 30, 2012 and all comparative periods presented will reflect TSS as discontinued operations.

18.
Staff's comment: If you do not expect TSS to be reflected in discontinued operations in your updated financial statements, please explain to us why you believe your current pro forma presentation is appropriate. In this regard it is not clear to us why you provide separate pro forma financial statements that reflect the impact of the Merger and separate pro forma financial statements that reflect the impact of the sale of TSS.

Response: As noted in our response to comment 17 above, our financial statements for the quarterly period ended September 30, 2012 and all comparative periods presented will reflect TSS as discontinued operations.

19.
Staff's comment: Refer to note 1 on page 37. Please clarify if the purchase price allocation related to the Merger has been finalized. If it has, please also disclose that fact in MD&A and the notes to your financial statements. If it has not, please disclose and discuss what specific additional information you are awaiting and address the potential impact on the pro forma financial statements when the purchase price allocation is finalized.

Response: In response to the Staff's comment, the Registrants have updated note 1 to the Merger pro forma financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to reflect that the purchase price allocation was finalized during the third quarter of 2012. Since the purchase price had not been finalized as of the original date of issuance of our financial statements as of and for the periods ended December 31, 2011 and June 30, 2012, we believe it is most appropriate to continue to refer to the purchase price allocation as preliminary in the notes to those financial statements. We will disclose the fact that our purchase price allocation was finalized in the notes to our September 30, 2012 financial statements.

20.	Staff's comment: Refer to notes 2(a) and 2(b) on page 38. Please more fully explain what each adjustment relates to and how each adjustment was calculated.

Response: In response to the Staff's comment, the Registrants have updated notes 2(a) and 2(b) on page 43 of the Registration Statement.

21.	Staff's comment: Please revise the discussion related to non-recurring charges on page 39 to quantify each identified charge that is excluded from the pro forma financial statements.

Response: In response to the Staff's comment, we have quantified each of the non-recurring charges that have been excluded from the pro forma financial statements and updated the disclosure on page 44 of the Registration Statement.

22.
Staff's comment: Refer to note 2(b) on page 50. Please explain the differences between the adjustments to reflect TSS's operating income (loss) to discontinued operations during each period presented relative to TSS's operating income (loss) included in the segment disclosures in the notes to your financial statements.

Response: TSS's operating income (loss) as presented in the segment disclosures in the notes to our financial statements includes the allocation of general corporate overhead expenses as these expenses are included in the results reviewed by our chief operating decision maker in accordance with ASC 280. In accordance with ASC 205-20-45-9 and as noted in Note 1 to the pro forma financial statements, the adjustments to reflect TSS's operating income (loss) to discontinued operations excludes the allocation of general corporate overhead.

Management's Discussion and Analysis of Result s of Operations and Financial Condition, page 54
Results of Operations, page 56

23.
Staff's comment: We note your presentation and discussion of combined results of operations for the predecessor and successor for the year ended December 31, 2011. Please be advised that we do not believe it is appropriate to merely combine financial information under different accounting basis for pre-and post-Merger periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It appears to us that you should separately disclose and discuss the historic results of the predecessor and successor for FY 2011 and that you should supplement that discussion with a discussion of pro forma results for the year ended December 31, 2011 prepared in accordance with Article 11 of Regulation S-X.

Response: In response to the Staff's comment, we have revised our Management's Discussion and Analysis of Results of Operations and Financial Condition to remove the combination of predecessor and successor periods and now separately discuss the historic results of the predecessor and successor periods of 2011. In addition, our disclosures include a discussion of the impacts of purchase accounting where relevant.
Liquidity and Capital Resources, page 75

24.
Staff's comment: We note your disclosure that you are in compliance with all covenants associated with your various debt agreements. In cases where financial covenants exist, please expand your disclosure to provide the actual and required financial ratios for each agreement as of your most recent fiscal year end and interim balance sheet date.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on pages 81 and 156, respectively to include the actual and required ratios as of our most recent fiscal year and interim balance sheet date to the extent that we were subject to each ratio as of those dates.

Critical Accounting Estimates
General

25.
Staff's comment: We note that your definite and indefinite-lived intangible asset balances represent a significant percentage of total assets. We also note that you are a party to numerous legal proceedings relating to your intellectual property. Please explain to us how and why you determined the valuation and potential impairment of intangible assets are not critical accounting policies.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 86 of the Registration Statement.

Revenue Recognition and Accounts Receivable Realization, page 80

26.
Staff's comment: We note you provide realization reserves against revenue relating to capitation agreements. If material, please expand your disclosures to discuss the nature of your capitation agreements, the amount of revenues recognized under such agreements during each period, and the amount of reserves netted against such revenues during each period.

Response: In response to the Staff's comment, the Registrants note the realization reserves against revenue relating to capitation agreements are immaterial and do not exceed $1 million during any period presented.
Goodwill, page 81

27.
Staff's comment: We note that your goodwill balance represents a significant percentage of total assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•
Each of the valuation methodologies you use to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing their goodwill impairment analyses.

•	How you weight each of the methods you use, including your basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions you used and a discussion of the uncertainty associated with key assumptions.

•
If you have updated your impairment analyses, how the assumptions and methodologies you used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each such reporting unit:

•	Identify the reporting unit;

•	Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	Disclose the amount of goodwill;

•	Provide a description of the assumptions that drive the estimated fair value;

•	Provide a discussion of the uncertainty associated with key assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.
If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.
Response: The Predecessor company historically performed its goodwill impairment tests during the fourth quarter. Given that the Merger which resulted in the recording of the goodwill occurred during the fourth quarter of 2011, no impairment test of Goodwill was considered necessary as of December 31, 2011 as a full valuation was performed in order to derive the purchase price allocation. In response to the Staff's comment, the Registrants will make the requested disclosure in the future Form 10-K filing for the fiscal year ended December 31, 2012.  As no events have occurred during 2012 that would lead us to believe that an impairment of goodwill may exist, we will perform a goodwill impairment test in the fourth quarter of 2012, which is consistent with prior practice.
Legal Proceedings
Intellectual Property Litigation, page 111

28.
Staff's comment: We note your disclosure that no royalties were paid to Wake Forest for the first half of 2012 and the full year 2011. We further note your disclosure that you are unable to estimate any damages that may be awarded if you are unsuccessful in this litigation. It would appear that if you are unsuccessful in your litigation, you would likely be required to pay, at a minimum, the royalties you would have otherwise paid, were it not for the rulings declaring the patents invalid. Please expand your disclosure here, and in the notes to your financial statements, to provide the potential royalty amounts for 2011 and the subsequent interim period. Also, please more fully explain why you believe the August 13, 2012 decision does not impact the validity of the Wake Forest patents.

Response: In response to the Staff's comment, we have revised the disclosure on page 117 of the Registration Statement.

LifeCell Litigation, page 113

29.
Staff's comment: We note your disclosure of certain insurance retentions in this case. Please expand your discussion to include the dollar amount of self-insurance retentions that could be borne by the company.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 118 of the Registration Statement.
Business, page 86
Reimbursement Expertise, page 88

30.	Staff's comment: Briefly explain what the core competency in post-commercialization reimbursement systems is, and how it enables you to efficiently manage your collections.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on pages 4 and 93 of the Registration Statement.
Strong and Stable Cash Flow, page 88

31.
Staff's comment: Please revise your disclosure to provide objective context for your statements that you have been able to generate “robust revenues and EBITDA,” and “superior cash flow.” Also, quantify the level of your debt reduction.

Response: While both the Predecessor and Successor companies have demonstrated the ability to generate consistent revenues, EBITDA and cash flows, and the Predecessor company has historically demonstrated accelerated debt reduction, the Successor company has not yet effectuated this strategy. As a result, the Registrants have elected to remove the disclosure on page 93 of the Registration Statement.
Organization Readiness, page 89

32.
Staff's comment: Please revise your disclosure to provide specific examples of your “global business transformation initiative.” For example, to the extent that the sale of Therapeutic Support Systems™ product portfolio to Getinge AB is part of this initiative, please disclose this fact.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 94 of the Registration Statement. In addition, the TSS sale is unrelated to the global business transformation initiative.
Active Healing Solutions, page 90
Description of Business, page 90

33.	Staff's comment: Please revise your disclosure to provide support for your statement that AHS offers “unmatched integrated service and delivery model.”

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 95 of the Registration Statement.
Product and Clinical Applications, page 91

34.
Staff's comment: Please explain the significance of the Joint Airworthiness certification by U.S. Military of your V.A.C. Freedom product, and to the extent material, disclose the steps required to achieve this certification.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 96 of the Registration Statement.
NPWT Products, page 91

35.	Staff's comment: Please revise your disclosure to include a brief list of the most significant studies proving the clinical efficacy of your V.A.C. Therapy wound healing and tissue repair systems.

Response: In response to the Staff's comment, the Registrants have included a list of studies proving the clinical efficacy of our V.A.C. Therapy wound healing and tissue repair systems. Because of the variety of wound types addressed, we believe it would be misleading to provide a brief list of the most significant studies.

Customers, page 93

36.	Staff's comment: Briefly describe what GPOs are and how they are organized.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 98 of the Registration Statement.

Sales and Marketing, page 95

37.	Staff's comment: Please indicate how you determined that you operate the largest sales organization.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 100 of the Registration Statement.

Operations and Manufacturing, page 96

38.
Staff's comment: In light of your disclosure that customers across all care settings transact business with you directly through your website www.kciexpress.com, please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No.2 , to address, among other things, (i) the adequacy of preventative actions taken to reduce cybersecurity risks, (ii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iii) risks related to cyber incidents that may remain undetected for an extended period of time, and (iv) whether you have obtained relevant insurance coverage.

Response: We have considered the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No.2. While KCIExpress® allows customers across all care settings to transact business with us directly and efficiently on the web, as disclosed on page 101, we also have employees located in San Antonio at our Advantage Center operation who perform functions associated with customer service and sales administration. Should KCIExpress® be unavailable for any reason, customers could continue to conduct business through our Advantage Center operation. Our cybersecurity risks are also considerably reduced with the exclusion of payment processing from KCIExpress®. While we believe that sufficient mitigation of cybersecurity risks exists for KCIExpress®, based on the nature of business conducted through KCIExpress® and the availability of similar services through our Advantage Center operations, we do not consider disclosure of cybersecurity surrounding KCIExpress® to be material.

Intellectual Property, page 105

39.	Staff's comment: Please tell us whether any patents material to your business are schedule to expire in the near future.

Response: No patents material to the business are scheduled to expire in the near future. In addition, in response to the Staff's comment, the Registrants have revised the disclosure on page 110 of the Registration Statement.

Regulatory Matters, page 107
Regulation of Medical Devices in the United States, page 107

40.	Staff's comment: Please disclose whether any of your new products or devices are in the process of obtaining 510(k) clearance or PMA approval.

Response: The Registrants do have a product in the process of obtaining 510(k) clearance that may be for sale in 2013 or 2014. There are no products in the process of obtaining PMA approval. None of our products in the clearance or approval process are projected to materially affect our revenue in 2013.
Executive Compensation, page 119

41.	Staff's comment: Please explain how the compensation committee measures the achievement of the operational and financial performance measures comprising the Corporate ScoreCard Objectives.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 129 of the Registration Statement.

42.
Staff's comment: Please refer to your disclosure related to each executive's individual performance and the individual multiple reflected in the tabular disclosure on top of page 125. Please explain how the individual multiple for the executive officers who met or exceeded their objectives affected their bonus payout amounts. For example, we note that Ms. Colleran's actual bonus amount appears to represent 80% of the target bonus amount only. Please explain how Ms. Colleran's achievement of her individual performance goals and individual multiple affected the calculation of her payout.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 130 of the Registration Statement.
Description of Certain Indebtedness, page 149
Credit Facilities, page 149

43.
Staff's comment: We note that you have not filed the exhibits and the schedules to the Credit Agreement dated November 4, 2011 (Exhibit 10.18). Please file the complete copy of the agreement with your next amendment.

Response: In response to the Staff's comment, the Registrants have filed the complete copy of the agreement.
Exchange Offer, page 152
Purpose of the Exchange Offer, page 152

44.	Staff's comment: Please file the registration rights agreement entered in connection with the original transaction as an exhibit with your next amendment.

Response: In response to the Staff's comment, the Registrants have filed the Registration Rights Agreements.
Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 153

45.
Staff's comment: We note that you reserve the right to delay accepting any Old Notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 162 of the Registration Statement.

46.
Staff's comment: You disclose that any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 163 of the Registration Statement.

Conditions to the Exchange Offer, page 157

47.
Staff's comment: An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as “proposed” or “threatened” actions, or prospective changes which have “been threatened in [your] business” as it is unclear how they could be objectively determined.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 166 of the Registration Statement.
Description of Second Lien Exchange Notes, page 160
Guarantees, page 161

48.
Staff's comment: In paragraph number (5) of your guarantee release provisions, you disclose that with respect to the note guarantee of Parent, Topco, Holdings and any other Parent Entity of KCI, the note guarantee will terminate upon the occurrence of a Trigger Event. Please provide a more detailed description of this provision and explain how you considered it in determining that the parent guarantees are full and unconditional in accordance with Rule 3-10 of Regulation S-X.

Response: While we do not believe that the Staff has directly addressed the status of parent guarantees that contain provisions permitting termination, the Staff has previously addressed that subsidiary guarantees may be released in customary circumstances pursuant to Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance, and we respectfully submit that we believe the purpose of the release upon a Trigger Event is consistent with such customary circumstances (i.e., when the subsidiary is sold). In particular, the parent guarantors have nominal net worth and are holding companies with virtually no assets other than their investments in KCI and LifeCell, which are part of the guarantor group. The purpose of the Trigger Event provision is to allow for the release of the parent guarantees, in the event of a sale of LifeCell, a sister company to KCI, and the contribution of any proceeds from such sale to KCI. The intent of Rule 3-10 of Regulation S-X is to allow a consolidating footnote “where full Securities Act and Exchange Act disclosure by both the issuer and the guarantors may not be useful to an investment decision.” SEC Final Rule No. 33-7878.
We believe the structure allowing the release of the guarantee of a parent that is a holding company upon the sale of a sister company is consistent with the release of a subsidiary guarantee when the subsidiary is sold, which generally would not preclude reliance on the exceptions contained in Rule 3-10 of Regulation S-X. In both circumstances, the noteholders would continue to benefit from the assets of KCI and its subsidiaries upon the sale of LifeCell, and they would not benefit from the additional disclosure required by full Securities Act and Exchange Act disclosure by both the issuer and the guarantors.
Release of Liens, page 164

49.
Staff's comment: We note that the capital stock of your subsidiaries has been provided as collateral and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X. Please explain how your current disclosure enables holders of the Notes to understand how the Article 3-16 exclusion provision impacts their security interests. Although you indicate that in the last sentence of the second full paragraph on page 165 that you have included a risk factor on the collateral cutback provision, we are not able to locate such disclosure. Please disclose here and/or in a risk factor the following information so that noteholders can better understand the impact of this exclusion:

•
the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes; the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•
that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•
that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 33 of the Registration Statement.
Financial Statements
Note 1- Summary of Significant Accounting Policies
(f) Accounts Receivable, page F-11

50.
Staff's comment: We note your disclosure that you recognize unbilled receivables in your financial statements. We are unable to locate any disclosure of amounts relating to unbilled accounts receivable in Note 3 on page F-19. Please either disclose unbilled accounts receivable at each balance sheet or otherwise clarify in your filing, if true, that such amounts are not material.

Response: Unbilled receivables relate primarily to revenue generated from short-term rentals of our products and timing differences associated administrative time required to generate invoices for sold products. In response to the Staff's comment, the Registrants will include disclosure of unbilled receivable balances for all periods presented in future filings.
Note 16 - Guarantor Condensed Consolidating Financial Statements, page F-52
Note 8 - Guarantor Condensed Consolidating Financial Statements, page F-82

51.
Staff's comment: Please provide all the disclosures required by Rules 3-10(i)(8), (9), (10), and (11) of Regulation S-X. In regard to LifeCell Corporation, please disclose the release provisions related to this guarantor, as well as any other release provisions, and explain how you determined such provisions are customary. Also, please clarify where LifeCell Corporation is included in the condensed consolidating financial statements in both the successor and predecessor periods and explain the basis for this presentation.

Response: Referring our response to your comment 48, we believe the release of LifeCell upon the occurrence of a Trigger Event is customary because it is analogous to the customary provision allowing the release of a subsidiary from its guarantee upon the sale of such subsidiary.  In addition, in response to the Staff's comment, the Registrants have revised the disclosure on pages F-52 and F-82 of the Registration Statement. Given that LifeCell is a guarantor of the notes, LifeCell was included within the guarantor column in the condensed consolidated financial statements for both the successor and predecessor periods.
Part II - Information Not Required in Prospectus, page II-1
Exhibit 5.1 - Opinion of Kirkland & Ellis LLP

52.	Staff's comment: Please have counsel remove the carve-out as it relates to Delaware law. See Section II.B.3.b of Staff Legal Bulletin 19 (CF).

Response: In response to the Staff's comment, the Registrants have filed a revised opinion of counsel.
Exhibit 5.3 - Opinion of Carey Olsen

53.
Staff's comment: Please have counsel revise Section 6 of its opinion to remove language that the opinion “is solely for the benefit of the Recipients” or that it may not be “relied upon by any other person” as inappropriate. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No.19 dated October 14, 2011.

Response: In response to the Staff's comment, the Registrants have filed a revised opinion of counsel.
Exhibit 99.1 - Form of Letter of Transmittal

54.
Staff's comment: We note that the letter of transmittal is missing information related to the terms of the exchange offer, as well as a description of the procedures for tendering the old notes (refer to disclosure starting on page 154 of the registration statement). Please advise.

Response: In response to the Staff's comment, the Registrants have revised the Letter of Transmittal.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4746 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,
/s/ Michael Kim
Michael Kim, Esq.

cc:	Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.